FUND SERVICES AGREEMENT

AGREEMENT made as of April 1, 2012 (the “Effective Date”), by and between RidgeWorth Capital Management, Inc. (“RidgeWorth”) and RidgeWorth Funds, a Massachusetts business trust (the “Trust”), on behalf of each current and future series of the Trust (each, a “Fund”). This Agreement supersedes the Fund Services Agreement dated September 9, 2009 by and between the same parties.

WHEREAS, the Trust desires to retain RidgeWorth to render certain services required by the Funds in the manner and on the terms and conditions hereinafter set forth;

NOW THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto and hereinafter set forth, the parties covenant and agree as follows:

1. Provision of Services. Subject to the oversight of the independent trustees (“Independent Trustees”) of the Trust, RidgeWorth shall, among other things, review and approve all shareholder reports filed with the Securities and Exchange Commission; provide oversight and management of the Trust’s primary service providers; provide periodic due diligence reviews of the Trust’s primary service providers; coordinate and negotiate all of the contracts and related pricing related to the Trust’s primary service providers; coordinate, perform due diligence, and provide information to the Independent Trustees related to their review and selection of prospective primary service providers to the Trust, including contract negotiations; coordinate quarterly and special board meetings; and all such other duties or services necessary for the appropriate administration of the Trust.

2. Services Fee. Each Fund shall pay RidgeWorth for the services to be provided by Ridge Worth under this Agreement in accordance with, and in the manner set forth in, Schedule A.

3. Duration, Termination and Amendment. The initial term of this Agreement with respect to each Fund is the period from April 1, 2012 through March 31, 2013. Thereafter, with respect to each Fund, this Agreement will renew from year to year provided such continuance is specifically approved by a majority of the Independent Trustees. This Agreement may be terminated by the Board of Trustees thirty (30) days prior to the next renewal period. This Agreement shall automatically and immediately terminate with respect to each Fund (i) if RidgeWorth no longer serves as investment adviser to such Fund, and (ii) in the event of RidgeWorth’s “assignment” (as defined in the Investment Company Act of 1940). The termination of this Agreement with respect to any one Fund will not cause its termination with respect to any other Fund.

4. Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the Commonwealth of Massachusetts (without giving effect to its conflict of law principles) and the applicable provisions of the Investment Company Act of 1940. To the extent that the applicable laws of the Commonwealth of Massachusetts, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

5. Entire Agreement. This Agreement contains the entire understanding and agreement of the parties.

IN WITNESS WH EREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

RIDGEWORTH FUNDS	RIDGEWORTH CAPITAL MANAGEMENT, INC.

/s/ Julia R. Short	/s/ Ashi Parikh
Julia R. Short	Ashi Parikh
President and CEO	Chairman, CEO and CIO

SCHEDULE A

TO THE FUND SERVICES AGREEMENT BETWEEN

RIDGEWORTH CAPITAL MANAGEMENT, INC.

AND RIDGEWORTH FUNDS

As compensation for such services, the Funds shall pay a fee to RidgeWorth based upon the estimated costs of the services contemplated herein and set forth in a detailed report presented to the Board of Trustees of the Trust by the Chief Executive Officer of RidgeWorth. Such fees will be considered by the Board and reflected in the minutes of the meeting at which such consideration was made.

The fees contemplated hereunder shall be accrued daily and paid monthly in arrears.